Exhibit 11.1

October 20, 2020

Belpointe REIT, Inc.
125 Greenwich Avenue, 3rd Floor
Greenwich, Connecticut 06830

Ladies and Gentlemen:

We have acted as counsel to you in connection with your filing of a Post-Qualification Amendment on Form 1-A (File No. 024-10923) (as amended or supplemented, the “Post-Qualification Amendment”) pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), relating to the qualification of the Post-Qualification Amendment and the offering by Belpointe REIT, Inc., a Maryland corporation (the “Company”), of up to $7,823,500 in shares (the “Shares”) of the Company’s common stock, $0.01 par value per share.

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on a certificate of an officer of the Company.

The opinion set forth below is limited to the Maryland General Corporation Law.

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of that certain Subscription Agreement, a form of which is incorporated by reference into the Post-Qualification Amendment as Exhibit 4.1, the Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the inclusion of this opinion as Exhibit 11.1 to the Post-Qualification Amendment and to the references to our firm under the caption “Legal Matters” in the Post-Qualification Amendment. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

Sugar Felsenthal Grais & Helsinger LLP

/s/ Sugar Felsenthal Grais & Helsinger LLP